SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported) November 21, 2005

Petroleum Development Corporation
(Exact Name of Registrant as Specified in Charter)

Nevada   0-7246   95-2636730
(State or Other Jurisdiction   (Commission   (IRS Employer
of Incorporation)   File Number)   Identification No.)

103 East Main Street; Bridgeport, WV   26330
(Address of Principal Executive Offices)

Registrant's telephone number, including area code   304-842-3597

no change
(Former Name or Former Address, if Changed Since Last Report

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 15, 2005, the Registrant received a Nasdaq Staff Determination indicating that Registrant fails to comply with the filing requirement for continued listing set forth in Nasdaq Marketplace Rule 4310(c)(14), its common stock is therefore subject to delisting from The Nasdaq National Market. The notice indicated that the Registrant failed to satisfy the Nasdaq rule as a result of Registrant's failure to file its quarterly report on Form 10-Q for the quarter ended September 30, 2005. The Company filed a request for an extension with the NASDAQ Listing Qualifications Panel until December 16, 2005 to file its June 30, 2005 and September 30, 2005 quarterly reports on Form 10-Q. The Panel granted the requested extension to December 16, 2005 for the quarterly report on Form 10-Q for the period ended September 30, 2005. The Panel declined to further extend the filing date for the quarterly report for the period ended June 30, 2005 and the restatements for prior periods, which will remain November 30, 2005.

Item 7.01. Regulation FD Disclosure.

Registrant incorporates by reference the disclosure set forth in Item 3.01 above and the press release filed as an exhibit to this Form 8-K in Item 9.01 below.

Item 9.01. Financial Statements and Exhibits.

(c) Exhibits.

The news release is filed herewith as Exhibit 99.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Petroleum Development Corporation

Date November 21, 2005

By /s/ Darwin L. Stump
     Darwin L. Stump
     Chief Financial Officer